Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 14, 2013

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
WBI Absolute Return Balanced Plus Fund (S000041003)
WBI Absolute Return Dividend Income Fund (S000041004)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of May 17, 2013, to the Trust’s Post-Effective Amendment (“PEA”) No. 497 to its registration statement.  PEA 497 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on April 1, 2013, for the purpose of introducing the Trust’s two new series: WBI Absolute Return Balanced Plus Fund and WBI Absolute Return Dividend Income Fund (the “Funds”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Summary Section – Both Funds

1.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund section, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.	Staff Comment: With respect to each Fund’s “Portfolio Turnover” section, please revise the disclosure to include language clarifying that the Fund is new and therefore has no portfolio turnover.

Response: The Trust responds by adding the following sentence to the end of the Portfolio Turnover paragraph for each Fund:

“As the Fund is new, it does not have any portfolio turnover as of the date of this Prospectus.”

3.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies” section, there is a sentence which states:  “Approximately 10% of the Fund’s net assets may be invested in non-dividend paying equities and/or in option strategies to enhance the Fund’s returns or to mitigate risk and volatility.”  Please clarify the types of option strategies that will be used in each Fund and whether the option strategy is for enhancing returns, to mitigate risk and volatility, or, as stated in Item 9, to hedge risk for the overall portfolio or for individual securities held.  Please be consistent between Item 4 and Item 9 as to why you are using option strategies.

Response: The Trust responds by making the following revisions to Item 4 and Item 9 disclosure for each Fund.

Item 4

“…Approximately 10% of the Fund’s net assets may be invested in non-dividend paying equities and/or in option strategies to enhance the Fund’s returns or to mitigate risk and volatility.  Option strategies used by the Fund for individual securities include writing (selling) covered calls, buying puts, using combinations of calls and puts, and using combinations of calls and combinations of puts.  The Fund may also use options on indices.  The Fund may also invest in cash or cash equivalents as part of the normal operation of its investment process.”

Item 9

“The _____ Fund may use a variety of option strategies in an attempt to enhance return or to mitigate risk and volatility.  The Fund may write covered calls, which is the sale of call options on securities held by the Fund to generate current income in exchange for the right of the option buyer to purchase the security on or before a specified date at a predetermined price, irrespective of the market price.  If the security’s market price moves above the option’s exercise, or “strike” price while the option is in effect, the Fund risks receiving less than the market price for the security if the option is exercised.  The difference between the market price and exercise price is offset by the amount of the option premium the Fund received when the option was written.  The premium received by the Fund for the sale of the option offsets declines in the security’s price up to the amount of the premium, thereby mitigating the risk of owing the security, and the effects of a price decline in the security on the value and volatility of Fund shares.  The Fund may also buy put options, which give the Fund the right to receive a predetermined price for the delivery of a security on or before a specified date irrespective of the market price of the security.  This limits the potential loss from a decline in the price of a security to the option’s strike price plus the cost of the option.  Combinations of writing calls and using the proceeds to buy puts can be used by the Fund to limit or “collar” the risk of price declines in a held security, while reducing or eliminating the cost of implementing the option pair strategy (“zero cost collar”).  While the premium received for the call may offset some or all of the cost of the put, gains in the security’s price above the call’s exercise price are given up in exchange for protection from losses below the exercise price of the put purchased.  Buying and selling other combinations of calls and puts with differing expiration dates and/or strike prices can be varied and used with similar objectives as single option strategies, such as to generate income and/or mitigate the risk of owing a security, but at particular price ranges, time frames, total risk exposures, or implementation costs.  Options may also be used to facilitate entering into or exiting from a security with limited trading volume relative to the size of the position held or intended to be held, and may be purchased or sold to close out an existing option position of the Fund.  An option on a security that is not exercised prior to its expiration becomes worthless, resulting in a gain to the option seller equal to the amount of the option premium received, and a loss to the option buyer equal to the amount of the option premium paid.  Options on indices may be used to enhance return and/or mitigate the risk to the value of the Fund’s share price due to market movements.  Option strategies incur transaction costs, which affect their after-cost effectiveness.”
…
“ETFs may be used to provide access to various fixed income markets, commodities, and hedging or other strategies.  ETFs may also be used for exposure to domestic and international equities classified by company size, growth or value characteristics, country or region, and industry groups.  ~~Options, including options on indices, may be used to hedge risk for the overall portfolio or for individual securities held.~~”

4.
Staff Comment:  There are a few phrases in each Fund’s “Principal Investment Strategies” Item 4 and Item 9 sections that need to be restated in plain English – “buy discipline”, “sell discipline”, “dynamic stop loss”, “acceptable price channel”, and “normalized price channel”.  Please restate this disclosure in plain English.

Response: The Trust responds by making the following revisions:

Item 4

“…The Fund then adds qualifying securities using available cash within the parameters of the Fund’s target allocations.  This systematic process of identifying, evaluating, and purchasing securities constitutes the Advisor’s buy discipline for the Fund. ~~Advisor’s buy discipline systematically adds qualifying securities within the Fund’s target allocations using available cash.”~~
…
“Once securities are purchased, the Advisor maintains a strict sell discipline that attempts to control the effects of the volatility of each invested position on the ____ Fund’s value.  This discipline is the end result of a process that determines the conditions under which a security held by the Fund will be sold.  The Advisor uses ~~with~~ a dynamic trailing stop/loss system (based on a range of acceptable prices for the security given its volatility, its performance prospects, and the risk profile of the Fund) and goal setting process that attempts to control the effects of the volatility of each invested position on the ____ Fund’s value.  If a security stays within the range of ~~its~~ acceptable prices ~~channel~~, the Advisor will continue to hold it in the Fund’s portfolio.  If the security’s price falls below the bottom of ~~moves outside~~ the acceptable price ~~channel~~ range, ~~a stop is triggered and~~ the Advisor will sell the security.  This results in a responsive process that actively adjusts the Fund’s allocation by causing it to become more fully invested or by raising cash to protect capital.”

Item 9

“While many investment managers attempt to perform well relative to a fluctuating market index or benchmark, the risk-managed investment approach used for the ____ Fund by the Advisor attempts to provide consistent, attractive returns net of expenses with potentially less volatility and risk to capital than traditional approaches, whatever market conditions may be.  This is the Advisor’s definition of an absolute return approach to investment management.  The Fund uses ~~The Balanced Plus Fund seeks to provide absolute returns, regardless of the performance of the overall market, by using~~ quantitative computer screening of fundamental stock information to evaluate domestic and foreign securities in an attempt to find the best value and dividend opportunities worldwide.  Once securities are identified, an overlay of technical analysis confirms timeliness of security purchases using a combination of price regression and momentum factors.  The Fund adds qualifying securities using available cash within the parameters of the Fund’s target allocations.  This systematic process of identifying, evaluating, and purchasing securities constitutes the Advisor’s buy discipline for the Fund.  Regression refers to the Advisor’s process of using the historical price movements of each security that passes the fundamental screens to analyze its volatility characteristics, calculate a range of expected prices for the security, and assess its current price relative to that range of expected prices.   ~~looking at two years of price trading history for each security that passes the fundamental screens to identify where the security is trading relative to its normalized price channel.  This allows the Advisor to set the goals and stops for the position which define the acceptable level of price volatility for the security within the risk profile set for the portfolio.~~  Momentum refers to a technical analysis of current price trend using moving average convergence-divergence (“MACD”).  The Advisor will only buy a security if the price trend is positive (for example, when there has been recent confirmation that a stock’s price is moving in the right direction).  If a security’s price is falling, the Advisor would not purchase it.  ~~The Advisor’s buy discipline systematically adds qualifying securities within the Fund’s target allocations using available cash.~~”
…

“Once securities are purchased, the Advisor maintains a strict sell discipline that attempts to control the effects of the volatility of each invested position on the ____ Fund’s value.  This discipline is the end result of a process that determines the conditions under which a security held by the Fund will be sold.  The Advisor uses its Dynamic Trailing Stop/Loss System to implement this process.  At the time a security is purchased, and on an ongoing basis after it has been bought, the Advisor examines the characteristics of the security, including its historical price movements, to determine a range of acceptable prices for the security given its volatility, its performance prospects, and the risk profile of the Fund.  The Dynamic Trailing Stop/Loss System uses the Advisor’s ongoing analysis of the security’s characteristics and actual performance to adjust the limits of this acceptable price range for the security.  If the security’s price stays within this range of acceptable prices, the security will remain in the Fund.  If the security’s price falls below the bottom of this acceptable price range, the security will be sold. ~~with a dynamic stop loss and goal setting process that attempts to control the effects of the volatility of each invested position on the Balanced Plus Fund’s value.  If a security stays within its acceptable price channel, the Advisor will continue to hold it in the Fund’s portfolio.  If the security moves outside the acceptable price channel, a stop is triggered and the Advisor will sell the security.~~ This results in a responsive process that actively adjusts the Fund’s allocation by causing it to become more fully invested or by raising cash to protect capital.  The Dynamic Trailing Stop/Loss System is not a stop loss order or stop limit order placed with a brokerage firm, but an internal process used by the Advisor to monitor the price movements of the Fund’s holdings.  The Dynamic Trailing Stop/Loss System is used by the Advisor as a signal to initiate the process of selling a security, but it does not assure that a particular execution price will be received.”

5.
Staff Comment:  In the fifth paragraph of each Fund’s “Principal Investment Strategies” section there is a reference to “proprietary bond model”.  Please disclose whether this is the Advisor’s proprietary bond model, or a third party’s model.

Response:  The Trust responds that the proprietary bond model referenced is one created by the Advisor.  Accordingly, the sentence in each Fund’s “Principal Investment Strategies” section now states: “The _____ Fund uses a proprietary bond model created by the Advisor to assess the appropriate duration of its fixed income securities exposure.”

6.	Staff Comment: Please add “model risk” to the “Principal Investment Risks” section for each Fund.

Response:  The Trust responds by adding the following as a principal investment risk to each Fund’s Item 4 and Item 9 disclosure:

“Model Risk - The Fund’s investment process includes the use of proprietary models and analysis methods developed by the Advisor, and data provided by third parties.  Third party data and information used in models and analysis is obtained from sources believed to be reliable, however inaccurate data could adversely affect the effectiveness of the resulting investment implementation on the Fund’s performance.  There can be no assurance that any particular model or investment strategy, including those devised by the Advisor, will be profitable for the Fund, and may result in a loss of principal.”

7.	Staff Comment: Please move each Fund’s temporary defensive position disclosure to Item 9, as required by Form N-1A.

Response:  The Trust responds by removing the sentence “At the discretion of the Advisor, the ____ Fund may invest its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.” from Item 4 for each Fund.  Appropriate temporary defensive position disclosure already exists in Item 9.

8.
Staff Comment: Rather than using the acronyms “ETF” and “ETN” in the second Summary Section (for the WBI Absolute Return Dividend Income Fund), please define them so that any Summary Prospectus created from this disclosure is identical to the Summary Section.

Response:  The Trust responds by defining all acronyms and other terms in the Summary Section for the WBI Absolute Return Dividend Income Fund.

9.
Staff Comment:  In the fourth paragraph of the “Principal Investment Strategies” section for each Fund, it states that the Fund “seeks to provide absolute returns…”  Please define what is meant by “absolute returns”, and clarify if you are referring to returns before or after expenses are taken into account.

Response:  The Trust responds by revising each Fund’s disclosure as follows:

“~~The _____ Fund seeks to provide absolute returns, regardless of the performance of the overall market.~~  The risk-managed investment approach used for the ____ Fund by the Advisor attempts to provide consistent, attractive returns net of expenses with potentially less volatility and risk to capital than traditional approaches, whatever market conditions may be.”

Similarly Managed Account Performance – Both Funds

10.
Staff Comment:  Though the annual investment management fee rate charged to accounts in each composite varies between 1.00% and 2.25%, you must provide a definitive statement regarding these fees as compared to each Fund.  Please modify the sentence in the paragraph that follows each composite’s return table to remove the reference to “generally higher”, and supplementally confirm the accuracy of the resulting sentence.

Response:  The Trust responds by modifying the sentences as follows:  “~~The fees and expenses associated with an investment in the ___ Composite at the highest rate charged are generally higher than the fees and expenses (after taking into account the Expense Caps) associated with an investment in the No Load or Institutional shares of the Fund, so that i~~If the ____ Composite’s expenses were adjusted for the~~se~~ Fund’s expenses, its performance would have been higher.”  The Trust further responds supplementally that these statements are accurate.

11.
Staff Comment:  Please present Similarly Managed Account Performance data in the same format as is required by Form N-1A – average annual total returns for 1 year, 5 years, 10 years and/or Since Inception.   You may supplementally provide the performance history by year, as provided, so long as average annual total returns are first presented.

Response:  The Trust responds by adding average annual total returns for each composite for 1 year, 5 years, 10 years or Since Inception, and will additionally also retain performance history by year.

12.
Staff Comment:  On page 17, it states that “Only accounts that contributed to a Composite’s performance during the reporting period and are members of the Composite at the end of the reporting period are shown in Composite assets and accounts.”  Please confirm supplementally whether this statement is consistent with GIPS® Standards.  In addition, please supplementally indicate whether any material difference in performance would result if accounts that did not contribute to performance or were not members of the Composite at the end of the reporting period were removed from the Composite.

Response: The Trust responds by stating that the statement is consistent with GIPS® Standards for the reporting of the amount of assets and number of accounts in the Composite at each year end (the reporting period).  Supplementally the Trust responds that no accounts are excluded from the performance shown.  The number of accounts and value of assets shown in the fourth and fifth columns of the table have no bearing on the calculation or reporting of performance.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust